Exhibit 99.1

Ability Inc. Reports Fourth Quarter and Full-Year 2015 Financial Results

Rapidly Accelerating Demand for Disruptive New Infinite Range Targetable Intercept Solution Driving Confidence

TEL AVIV, ISRAEL, May 2, 2016 / PRNewswire / – Ability Inc. (NASDAQ: ABIL), a leading provider of innovative tactical communications intelligence solutions, today announced its financial results for the three and 12 months ended December 31, 2015.

2015 Financial and Operational Highlights

●	Revenue of $52.2 million, up 143% year-over-year
●	Gross margin was 43.1% compared with 34.9% last year
●	EBITDA of $18.0 million, up 342% year-over-year (please see a reconciliation of GAAP measures to non-GAAP measures provided in this press release)
●	Basic and diluted earnings per share of $0.60 compared with $0.13 last year
●	Launched Ultimate Interceptor (ULIN), the first-to-market SaaS interception solution that allows government agencies to remotely intercept communications almost anywhere in the world
●	Completed business combination with Cambridge Capital Acquisition Corporation to secure NASDAQ listing; founders sign two-year lock-up agreement

“We introduced a new interception technology, which we expect to be a disruptive game changer into the market during the fourth quarter of 2015, and the initial response has exceeded our expectations,” commented Anatoly Hurgin, Ability’s Chief Executive Officer. “Around the world, governments are taking steps to increase security in response to new and increasing threats. With 15 years of proven experience in the fields of interception and geolocation, a comprehensive and growing suite of advanced intelligence solutions and a proven ability to enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries, we are well positioned to capitalize on the growing market demand. We offer the innovative ULIN solution, which we believe no other provider in our industry can match, giving us increasing confidence that we are on a path to a solid 2016.”

“Based on the early interest we have received from existing and established customers, we expect that ULIN will be the material growth driver for our company in 2016,” added Mr. Hurgin. “ULIN enables the lawful interception of voice calls, SMS messages and caller-related information of GSM/UMTS/LTE phones, without the need to be close to the intercepted phone and without the consent of mobile network operators, and requires only the mobile device’s phone number or IMSI. In the short period of time since we introduced ULIN, we have seen interest grow rapidly, leading to a growing number of demonstrations and ongoing discussions. We initially expected two ULIN sales during 2016, but currently we have one purchase order, and we believe that we will sell additional ULIN systems during 2016. We will present this solution at three important industry conferences by mid-June, and we expect this to further increase interest. In addition, based on customer feedback, we are modifying our pricing strategy for ULIN, currently charging on a per-country basis. The result is lower up-front revenue, offset by greater ongoing recurring revenue, and the opportunity for significant follow-on sales. While these modifications limit our visibility into 2016 revenues, we are seeing significantly greater customer interest, which we expect to bolster our long-term growth.”

“As our strategy evolves and focuses more on ULIN sales, we believe our growth and revenue in 2016 will be more dependent on ULIN than we previously expected,” added Avi Levin, Ability’s Chief Financial Officer. “We expect this solution, deployed using a SaaS model, will benefit Ability and its shareholders in the long-term, reducing quarter-to-quarter volatility in our revenues and profits by increasing recurring revenue and helping expand overall margins. However, in the near term, this accelerating shift to a new solution is significantly reducing our revenue visibility. Until we have clarity on the sales cycle, and a better understanding of the timing and implementation for a relatively small number of larger deals on an entirely new solution, we cannot provide a forecast for 2016 and we are not reaffirming the forecast for 2016 previously provided in connection with the business combination. In the long term, we are confident this transition will meaningfully accelerate growth”.

Restatement of Previous Financial Statements

Our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively, have been restated to reflect corrections of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in 2015, 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2015, 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2015 and 2014. We have authorized an internal investigation, to be overseen by our audit committee, into the facts and circumstances surrounding the restatement, and we expect to engage external consultants to assist us with conducting the investigation following the filing of our Annual Report on Form 20-F for the year ended December 31, 2015.

2015 Full-Year Financial Summary

2015 full-year revenues increased 143% to $52.2 million primarily as a result of our increased focus on the Latin American market and completion of four large projects with a federal law enforcement agency in the region, of which two projects ($7.7 million and $7.6 million) were fixed interception systems and two projects were portable interception systems ($10.0 million and $8.0 million). Furthermore, there was a significant increase in revenues for the year ended December 31, 2015 from Asia, primarily due to a significant project (totaling $6.1 million) of cyber systems with an intelligence agency in the region, which were introduced to the market in the beginning of 2014. We intend to continue to expand our sales in Asia and Latin America as well as in other regions.

For the full-year, gross margin increased to 43% of total revenues, compared with 35% in 2014, primarily due to increased sales of higher margin products and more complex projects completed during 2015.

Operating income for the full-year 2015 was $17.9 million, up 353% compared with $3.9 million in 2014.

Net income for the year ended December 31, 2015 was $14.8 million, or $0.60 per basic and diluted share, up from $3.1 million, or $0.13 per basic and diluted share, in 2014.

2015 Fourth Quarter Financial Summary

Revenues for the fourth quarter of 2015 were $2.0 million compared with $1.7 million for the fourth quarter of 2014, an increase of 16%.

Net loss for the three months ended December 31, 2015 was $380,000, or $(0.015) per basic and diluted share, compared with $290,000, or $(0.012) per basic and diluted share for the fourth quarter of 2014.

Balance Sheet Highlights

Cash at December 31, 2015 totaled $25.8 million, up from $11.7 million as of December 31, 2014. Cash provided by operating activities was $9.6 million for the year ended December 31, 2015 compared with $12.9 million in the prior year. Shareholders' equity totaled $17.8 million as of December 31, 2015 compared with $1.7 million as of December 31, 2014.

Today, we are filing our annual report on Form 20-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission ("SEC"). The annual report on Form 20-F, which contains the audited financial statements for the year ended December 31, 2015, can be accessed via the SEC's website at http://www.sec.gov/ as well as via our website at http://www.interceptors.com/. Shareholders may receive a hard copy of the annual report on Form 20-F, including the audited financial statements, free of charge, upon request to avi@ability.co.il.

Conference Call Details

Management will host a conference call to discuss the results with the investment community.

●	Conference ID: 3916482
●	Date: Monday, May 2, 2016
●	Time: 8 a.m. ET
●	Participant Dial-in (U.S.): 1-888-791-4299
●	Participant Dial-in (Israel): 1 80 924 6064 or +972 (0) 3 721 9423
●	Participant Dial-in (International/Toll): 1-913-661-9178
●	Webcast Link: http://public.viavid.com/index.php?id=119363

A replay will be available until May 9, 2016 and can be accessed by dialing 1-877-870-5176 if calling within the United States, or 1-858-384-5517 if calling internationally. Please reference conference ID 3916482 to access the replay.

About Ability Inc.

Ability Inc. (formerly Cambridge Holdco. Corp.) (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

or

Rob Fink

Tel: +646-415-8972

E-mail: ABIL@haydenir.com

Ability Inc.

Consolidated Balance Sheets

	Audited
	December 31,
	2015	2014
	U.S. Dollars in thousand
		Restated
ASSETS
CURRENT ASSETS:
Cash (VIE - $764 thousand and $856 thousand as of December 31, 2015 and 2014, respectively)	$25,829	$11,709
Restricted deposits	$325	$487
Accounts receivable (VIE - $593 thousand and $0 thousand as of December 31, 2015 and 2014, respectively)	$3,804	$48
Accumulated costs with respect to projects in excess of progress payments	$457	-
Loans to related company	-	$709
Due from Controlling Shareholders	$574	-
Other current assets (VIE - $137 thousand and $460 thousand as of December 31, 2015 and 2014, respectively)	$1,812	$632
Total Current Assets	$32,801	$13,585

NON-CURRENT ASSETS:
Other assets	$112	$158
Restricted deposit for put option	$11,900	-
Property and equipment, net	$757	$712
Total Non-Current Assets	$12,769	$870

Total Assets	$45,570	$14,455

LIABILITIES & SHAREHOLDER'S DEFICIT:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$60	$848
Accounts payable and accrued expenses	$145	$70
Income tax payable	$6,062	$191
Deferred income tax	$-	$423
Other accounts payable	$941	$229
Accrued expenses and accounts payable with respect to Projects (VIE - $588 thousand and $182 thousand as of December 31, 2015 and 2014, respectively)	$7,725	$3,882
Due to Controlling Shareholders	-	$21
Due to related company	$600
Dividend payables	-	$1,163
Progress payments in excess of accumulated costs with respect to Projects (VIE - $0 and $503 thousand as of December 31, 2015 and 2014, respectively)	-	$5,646
Total Current Liabilities	$15,533	$12,473

NON CURRENT LIABILITIES:
Other accounts payable	$112	$158
Put option liability	$11,900	-
Accrued severance pay	$270	$99
Total Non Current Liabilities	$12,282	$257

Total Liabilities	$27,815	$12,730

SHAREHOLDER'S EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2015.	-	-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,276,142 shares issued and outstanding at December 31, 2015.	$3	$3
Additional paid in capital	$18,560	$32
Retained earnings (deficit) (VIE - $906 thousand and $631 thousand as of December 31, 2015 and 2014, respectively)	($808)	$1,690
Total Shareholder's Equity	$17,755	$1,725
Total Liabilities and Shareholder's Equity	$45,570	$14,455

Ability Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Audited		Unaudited
	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	U.S. Dollars in thousand, except per share data
		Restated
Revenue	$52,151	$21,444	$1,967	$1,694
Cost of revenues	$29,654	$13,968	$1,705	$1,544
Gross profit	$22,497	$7,476	$262	$150

Sales and marketing expenses	$3,305	$3,064	$440	$546
General and administrative expenses	$1,317	$469	$259	$167
Operating income (loss)	$17,875	$3,943	($437)	($563)

Finance expenses (Income), net	$99	($269)	$57	($194)
Income (loss) before income taxes	$17,776	$4,212	($494)	($369)

Income tax expenses (benefit)	$3,023	$1,090	($114)	($79)
Net Income (loss)	$14,753	$3,122	($380)	($290)

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874	24,582,874	24,582,874

Earnings (loss) per ordinary basic and diluted	$0.60	$0.13	($0.015)	($0.012)

Ability Inc.

Consolidated Statement of Cash Flows

	Audited
	Year ended
	December 31,
	2015	2014
	U.S. Dollars in thousand
		Restated
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$14,753	$3,122

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	$132	$128
Capital loss	$18	$7
Change in operating assets and liabilities:
Restricted deposits	$162	$259
Accounts receivable	($3,756)	$161
Deferred tax	($423)	$938
Other current assets	($1,180)	($140)
Accrued payroll and other compensation related accruals	($788)	$165
Accounts payable and accrued expenses	$75	$32
Income tax payable	$2,426	$104
Other accounts payable	$694	$67
Accrued expenses and accounts payable with respect to Projects	$3,376	$3,407
Due from/to Controlling Shareholders, net	($595)	$6
Due to related company	$600	-
Progress payments in excess of accumulated costs with respect to Projects (accumulated costs with respect to project in excess of progress payments)	($6,103)	$4,669
Accrued severance pay	$171	($32)
Total adjustments	($5,191)	$9,771
Net Cash Provided by Operating Activities	$9,562	$12,893

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Property and equipment	($353)	($277)
Proceeds from sale of Property and equipment	$158	$159
Loans repaid by (granted to) related company, net	$709	($500)
Net Cash Provided by (Used in) Investing Activities	$514	($618)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from reverse merger transaction net of transaction costs	$18,995	-
Income tax paid on behalf of the Controlling Shareholders	-	($125)
Dividends paid	($14,951)	($817)
Net Cash Provided By (Used in) Financing Activities	$4,044	($942)

Net Change In Cash	$14,120	$11,333
CASH AT BEGINNING OF THE YEAR	$11,709	$376
CASH AT END OF THE FISCAL YEAR	$25,829	$11,709

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks' charges	$40	$30
Income tax	$568	$338

Ability Inc.

Reconciliation of GAAP to Non-GAAP Results

	Unaudited
	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	U.S. Dollars in thousand
		Restated
Operating income (loss)	$17,875	$3,943	($437)	($563)
Depreciation	$132	$128	$56	$25
EBITDA income (loss)	$18,007	$4,071	($381)	($538)